Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH ANNOUNCES ITS 2007 ANNUAL MEETING

JERSEY CITY, N.J. — November 8, 2007, — The 2007 Annual Meeting of the Shareholders of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 12 Ha’Hilazon Street, 5th Floor, Ramat Gan 52522, Israel, on December 20, 2007 at 9:00 a.m. local time, for the following purposes:

1.  To elect the panel of seven (7) directors of the Company (the “Panel”), each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The panel of six includes Robert Cobuzzi and Gerald Dogon, who are intended to be elected as external directors pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”). If so elected as an external director, Mr. Cobuzzi and Mr. Dogon shall serve for a fixed term of three years.

2.  To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of shares that may be granted pursuant to such 2005 Stock Plans and the number of Ordinary Shares reserved for issuance upon exercise of the shares or options which may be granted pursuant to such 2005 Stock Plans.

3.  To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of (i) stock options to purchase Ordinary Shares of the Company and (ii) Restricted Ordinary Shares of the Company.

4.  To approve the compensation to be paid to non-employee directors of the Company subject to their participation in certain meetings of the Board of Directors of the Company and committees thereof.

5.  To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company.

6.  To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2007 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

7.  To amend Articles 144 and 146 of the current Articles of Association of the Company dealing with indemnification, exemption and insurance of directors and officers of the Company, intended to conform the provisions of the Articles of Association to Amendment No. 3 adopted to the Israeli Companies Law-1999.

8.  To approve the entering by the Company into new indemnification agreements with its continuing and new directors and officers, consistent with Amendment No. 3 to the Companies Law and to authorize the Audit Committee of the Board of Directors of the Company and to secure insurance policies in connection with such indemnification obligations with a maximum coverage of up to US$50,000,000.

9.  To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record on November 12, 2006 are entitled to receive official notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2006. A copy of the Annual Report is enclosed herewith.

About Fundtech

With thirteen offices on four continents, Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the "financial supply chain" that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers flexibility, convenience and control. Fundtech offers products in five business segments: payments, cash management, settlements, financial messaging, and post-trade securities settlement.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT). The company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues; full-year 2007 GAAP earnings per share; and full-year 2007 adjusted non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this news release or to reflect the occurrence of unanticipated events.

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